UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

NRG ENERGY, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

629377508

(CUSIP Number)

Jonathan Siegler

Bluescape Energy Partners LLC

200 Crescent Court, Suite 1900

Dallas, TX 75201

(469) 398-2205

With a Copy to:

Kai Haakon E. Liekefett, Esq.

Lawrence S. Elbaum, Esq.

Vinson & Elkins L.L.P.

666 Fifth Avenue

New York, NY 10103

(212) 237-0037

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629377508

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BEP Special Situations 2 LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,648,963
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,807,214
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,807,214
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.5%
14	Type of Reporting Person (See Instructions) OO

2

CUSIP No. 629377508

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bluescape Energy Recapitalization and Restructuring Fund III LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,648,963
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,807,214
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,807,214
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.5%
14	Type of Reporting Person (See Instructions) PN

3

CUSIP No. 629377508

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bluescape Energy Partners III GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,648,963
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,807,214
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,807,214
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.5%
14	Type of Reporting Person (See Instructions) OO

4

CUSIP No. 629377508

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bluescape Resources GP Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 6,648,963
	9	Sole Dispositive Power
	10	Shared Dispositive Power 7,807,214
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,807,214
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.5%
14	Type of Reporting Person (See Instructions) OO

5

CUSIP No. 629377508

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charles John Wilder, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,648,963
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,807,214
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,807,214
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.5%
14	Type of Reporting Person (See Instructions) IN, HC

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Item 1.	Security and Issuer

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value of $0.01 per share (the “Common Stock”) of NRG Energy, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 804 Carnegie Center, Princeton, New Jersey 08540.

Item 2.	Identity and Background

(a)	This statement on Schedule 13D is filed jointly by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(i)	BEP Special Situations 2 LLC (“Special Situations 2”)

(ii)	Bluescape Energy Recapitalization and Restructuring Fund III LP (“Main Fund”)

(iii)	Bluescape Energy Partners III GP LLC (“Bluescape GP”)

(iv)	Bluescape Resources GP Holdings LLC (“Bluescape GP Holdings”)

(v)	Charles John Wilder, Jr.

(b)	The address of the principal business address of each of the Reporting Persons is 200 Crescent Court, Suite 1900, Dallas, Texas 75201.

(c)	The principal business of Special Situations 2 is investing in energy companies and energy assets. The principal business of Main Fund is investing in energy companies and energy assets and acting as a managing member of Special Situations 2. The principal business of Bluescape GP is acting as the general partner of Main Fund and other funds that Bluescape GP controls. The principal business of Bluescape GP Holdings is acting as the manager of Bluescape GP and other funds that Bluescape GP Holdings controls. The principal business of Charles John Wilder, Jr. is acting as the manager of Bluescape GP Holdings and its affiliates and as the manager or member of other investment and operating entities.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Special Situations 2, Main Fund, Bluescape GP and Bluescape GP Holdings is organized under the laws of the State of Delaware. Charles John Wilder, Jr. is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Special Situations 2 used Working Capital to purchase the shares of Common Stock (the “Shares”) reported herein and to enter into the forward purchase contracts referenced in Item 6. The total purchase price for the 6,648,963 shares of Common Stock directly owned by Special Situations 2 was approximately $87,131,127. The total purchase price for entering into the forward purchase contracts referenced in Item 6 was approximately $14,691,851. The combined purchase price paid by Special Situations 2 for the 6,648,963 shares of Common Stock directly owned by Special Situations 2 and for the 1,158,251 shares of Common Stock underlying the forward purchase contracts referenced in Item 6 was approximately $101,822,978.

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Item 4.	Purpose of Transaction

Bluescape Energy Partners LLC (“Bluescape Management”) and Special Situations 2 have entered into an Agreement (defined and described in Item 6 below and incorporated herein by reference) with Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc. (collectively, “Elliott”) whereby, among other things, Bluescape Management, Special Situations 2 and Elliott have agreed that they will coordinate and cooperate in certain activities related to their ownership of Securities (as defined in the Agreement). Accordingly, each of the Reporting Persons and Elliott may be deemed a group (the “Group”) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information regarding the other members of the Group, including their ownership of Common Stock, can be found in the Schedule 13D filed by Elliott on the date hereof with the Securities and Exchange Commission, and as may be amended from time to time. The Reporting Persons assume no responsibility for the information contained in such Schedule 13D filed by Elliott. The Reporting Persons expressly disclaim beneficial ownership of any Securities acquired by the other members of the Group.

The Group believes the securities of the Issuer are deeply undervalued and that there exist numerous opportunities to significantly increase shareholder value, including operational and financial improvements as well as strategic initiatives. The Group believes that Charles John Wilder, Jr. and his team have directly relevant experience in effectuating such improvements and are initiating a dialogue with management and the Board of Directors (the “Board”) to address these opportunities as well as implement appropriate Board-level oversight.

The Group is also evaluating the nomination of one or more individuals for election as directors of the Issuer at the 2017 annual meeting of stockholders and have requested from the Issuer a copy of the director nominee questionnaire that has to be delivered pursuant to Section 11(A)(2)(b)(iii) of Article II of the Issuer’s Third Amended and Restated By-Laws.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock, including, among other transactions, the short selling of one or more classes of debt securities of the Issuer or its affiliates, or entering into other swap or derivative transactions that reference such debt securities.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions and/or make proposals with respect to, or with respect to potential changes in, the operations, management, strategy, plans, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, or potential acquisitions or sales involving the Issuer or certain of the Issuer's businesses or assets as a means of enhancing stockholder value, or may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management or the Board, may communicate with other stockholders or third parties (directly or through agents, whether in person or through press releases, social media or otherwise), including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such proposals or positions may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Persons collectively have combined economic exposure in the Issuer of approximately 7,807,214 of the shares of Common Stock outstanding, representing 2.5% of the shares of Common Stock outstanding. The Reporting Persons collectively beneficially own 7,807,214 shares of Common Stock (constituting approximately 2.5% of the shares of Common Stock outstanding), including 1,158,251 shares of Common Stock underlying the forward purchase contracts described below (constituting approximately 0.4% of the shares of Common Stock outstanding).

8

As of the date hereof, accounting for notional principal amount derivative agreements in the form of cash settled swaps entered into by Elliott with respect to 4,900,000 shares of Common Stock of the Issuer, the Group collectively has economic exposure in the Issuer of 29,590,820 shares of Common Stock outstanding or 9.4% of the shares of Common Stock outstanding. Information regarding the other members of the Group’s ownership of Common Stock can be found in the Schedule 13D filed by Elliott on the date hereof with the Securities and Exchange Commission, and as may be amended from time to time. The Reporting Persons assume no responsibility for the information contained in such Schedule 13D filed by Elliott. The Reporting Persons and their affiliates expressly disclaim beneficial ownership of any Securities acquired by the other members of the Group.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 315,442,997 shares of Common Stock outstanding as of October 31, 2016, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2016.

(i)	Special Situations 2

(a)	As of the date hereof, Special Situations 2 beneficially owned 7,807,214 Shares (consisting of (i) 6,648,963 Shares and (ii) 1,158,251 Shares underlying the forward purchase contracts referenced below), constituting collectively approximately 2.5% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 6,648,963 Shares
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 7,807,214 Shares

(ii)	Main Fund

(a)	As of the date hereof, Main Fund may be deemed the beneficial owner of the 7,807,214 Shares beneficially owned by Special Situations 2 (consisting of (i) 6,648,963 Shares and (ii) 1,158,251 Shares underlying the forward purchase contracts referenced below), constituting collectively approximately 2.5% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 6,648,963 Shares
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 7,807,214 Shares

(iii)	Bluescape GP

(a)	As of the date hereof, Bluescape GP may be deemed the beneficial owner of the 7,807,214 Shares beneficially owned by Special Situations 2 (consisting of (i) 6,648,963 Shares and (ii) 1,158,251 Shares underlying the forward purchase contracts referenced below), constituting collectively approximately 2.5% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 6,648,963 Shares
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 7,807,214 Shares

(iv)	Bluescape GP Holdings

(a)	As of the date hereof, Bluescape GP Holdings may be deemed the beneficial owner of the 7,807,214 Shares beneficially owned by Special Situations 2 (consisting of (i) 6,648,963 Shares and (ii) 1,158,251 Shares underlying the forward purchase contracts referenced below), constituting collectively approximately 2.5% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 6,648,963 Shares

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3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 7,807,214 Shares

(v)	Charles John Wilder, Jr.

(a)	As of the date hereof, Charles John Wilder, Jr. may be deemed the beneficial owner of the 7,807,214 Shares beneficially owned by Special Situations 2 (consisting of (i) 6,648,863 Shares and (ii) 1,158,251 Shares underlying the forward purchase contracts referenced below), constituting collectively approximately 2.5% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 6,648,963 Shares
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 7,807,214 Shares

(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by any Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 16, 2017, Bluescape Management and Special Situations 2 entered into an agreement (the “Agreement”) with Elliott whereby, among other things, they will coordinate and cooperate in certain activities related to their ownership of Securities (as defined in the Agreement). Pursuant to the Agreement, the following matters require the mutual agreement of the parties: (i) the selection and nomination of individuals to serve as directors of the Issuer; (ii) hiring professionals in connection with the activities contemplated by and resulting from the Agreement (including, without limitation, any investment bankers, local counsel, proxy solicitors, public relations firms and private investigators), other than any professionals retained by the parties in connection with the activities contemplated thereby or resulting from the Agreement prior to the date thereof; (iii) making, revising or withdrawing of any proposals to the Issuer regarding the conduct of its business, corporate governance matters, corporate transactions or otherwise; (iv) seeking to control, advise, change or influence the management, directors, governing instruments, stockholders, policies or affairs of the Issuer; (v) the conduct of any proxy contest, proxy solicitation or similar actions involving the Issuer and its stockholders; (vi) the manner, form, content and timing of any communications with the Issuer, as well as any public disclosures, public statements or other communications relating to the Issuer, the Securities, the Agreement or the activities contemplated by the Agreement (subject to certain exceptions for any disclosure, statement or communication that is required by law, regulation or fund documentation applicable to a party); (vii) the admission of any additional members to the group (within the meaning of Section 13 of the Exchange Act) formed by the Agreement or otherwise, or entering into any agreement, arrangement or understanding with, or determining to act in concert with, any person (other than an affiliate) in connection with the holding, voting or disposition of Securities or the solicitation of proxies from stockholders of the Issuer; (viii) the conduct of any litigation in furtherance of the activities contemplated by or resulting from the Agreement; (ix) entering into any settlement, standstill or other similar agreement with the Issuer; and (x) engaging in any of the foregoing activities, directly or indirectly, including, without limitation, through or by any Covered Entities (as defined in the Agreement), other than pursuant to the terms of the Agreement. Per the terms of the Agreement, the Reporting Persons have also agreed to (x) take such commercially reasonable actions as may be required so that they may vote their Common Stock, and cause any person with whom they has shared voting power to vote such Common Stock, in connection with any meeting of the Issuer’s stockholders, (y) attend any meeting of the Issuer’s stockholders held in the 2017 calendar year, in person or by proxy, such that all Common Stock held by them is represented and entitled to vote on all matters to be voted upon at such meeting, and (z) vote such Common Stock in person or by proxy in favor of the Company Actions (as defined in the Agreement) and any ancillary or procedural actions or matters related to giving effect to, or required to effect the approval of, the Company Actions and, with respect to any other proposal put forth for a vote of the stockholders at any such meeting, in accordance with any agreement of the parties prior to the conclusion thereof. The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

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Special Situations 2 has entered into forward purchase contracts for the purchase of an aggregate of 1,158,251 shares of the Common Stock. The forward purchase contracts represent economic exposure comparable to an interest in approximately 0.4% of the total outstanding shares of Common Stock. The forward purchase contracts may be settled in cash or through physical delivery of shares. None of the forward purchase contracts gives the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. The counterparties to the forward purchase contracts are unaffiliated third party financial institutions.

On January 17, 2017, Special Situations 2, Main Fund, Bluescape GP, Bluescape GP Holdings and Charles John Wilder, Jr. entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The information set forth under Item 4 above is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	–	Amended and Restated Agreement, dated as of January 16, 2017, by and among Elliott Associates, L.P., Elliott International, L.P., Elliott International Capital Advisors Inc., Bluescape Energy Partners LLC and BEP Special Situations 2 LLC.

Exhibit 99.2	–	Joint Filing Agreement.

Schedule 1	–	Transactions of the Reporting Persons Effected During the Past 60 Days.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2017

BEP Special Situations 2 LLC

By:	/s/ Jonathan Siegler
Name: Jonathan Siegler
Title: Managing Director and Chief Financial Officer

Bluescape Energy Recapitalization and Restructuring Fund III LP

By:	Bluescape Energy Partners III GP LLC, its general partner

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

Bluescape Energy Partners III GP LLC

By:	/s/ Jonathan Siegler
Name: Jonathan Siegler
Title: Managing Director and Chief Financial Officer

Bluescape Resources GP Holdings LLC

By:	/s/ Charles John Wilder, Jr.
Name: Charles John Wilder, Jr.
Title: Sole Manager

Charles John Wilder, Jr.

/s/ Charles John Wilder, Jr.
Charles John Wilder, Jr.

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SCHEDULE 1

TRANSACTIONS OF THE REPORTING PERSONS EFFECTED DURING THE PAST 60 DAYS

The following transactions were effected by BEP Special Situations 2 LLC:

Date	Buy/Sell	No. of Shares	Approx. Price ($) per Share	Security
11/30/2016	Buy	100,000	11.456	Common Stock
12/1/2016	Buy	250,000	11.270	Common Stock
12/2/2016	Buy	292,826	11.252	Common Stock
12/5/2016	Buy	157,000	11.288	Common Stock
12/6/2016	Buy	2,400	11.506	Common Stock
12/7/2016	Buy	200,000	11.958	Common Stock
12/8/2016	Buy	53,700	12.004	Common Stock
12/9/2016	Buy	200,000	12.712	Common Stock
12/12/2016	Buy	400,000	12.721	Common Stock
12/13/2016	Buy	200,000	12.748	Common Stock
12/14/2016	Buy	350,000	12.753	Common Stock
12/15/2016	Buy	350,000	12.472	Common Stock
12/16/2016	Buy	350,000	12.457	Common Stock
12/28/2016	Buy	20,000	12.464	Common Stock
12/29/2016	Buy	20,000	12.466	Common Stock
1/3/2017	Buy	23,088	12.335	Common Stock
1/4/2017	Buy	150,000	12.849	Common Stock
1/5/2017	Buy	300,000	13.170	Common Stock
1/6/2017	Buy	353,501	13.233	Common Stock
1/9/2017	Buy	500,000	13.416	Common Stock
1/10/2017	Buy	350,000	13.574	Common Stock
1/11/2017	Buy	600,000	13.904	Common Stock
1/12/2017	Buy	700,000	14.282	Common Stock
1/13/2017	Buy	726,448	14.495	Common Stock

All of the above transactions were effected on the open market.